Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE NEW YORK 10036-6522 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com January 15, 2020
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U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: David M. Plattner

RE:	Aircastle Limited
Schedule 13E-3 filed by Aircastle Limited, MM Air Merger Sub Limited, MM Air Limited, and Marubeni Corporation
Filed December 6, 2019
File No. 005-82658

Preliminary Proxy Statement on Schedule 14A
Filed December 6, 2019
File No. 001-32959

Dear Mr. Plattner:

On behalf of Aircastle Limited (the “Company”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 6, 2020 (the “Comment Letter”), relating to the Schedule 13E-3 filed on December 6, 2019 (the “Schedule 13E-3”) by the Company, MM Air Merger Sub Limited (“Merger Sub”), MM Air Limited (“Parent”) and Marubeni Corporation (“Marubeni”) and the Preliminary Proxy Statement filed on December 6, 2019 (the “Preliminary Proxy Statement”) by the Company, set forth below are the Company’s responses to the Comment Letter.  Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Proxy Statement are being filed with the Commission on the date hereof.

U.S. Securities and Exchange Commission
Attn: David M. Plattner
January 15, 2020

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in italics followed by the Company’s response.  Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1 to the Preliminary Proxy Statement or page numbers in Amendment No. 1 to the Schedule 13E-3, as applicable.

* * * *

Schedule 13E-3

1.
Please add as filing persons MHC, Marubeni Aviation Corporation, and Mizuho Leasing Company, Limited, or explain why such entities should not be included as filing persons. With respect to MHC and Marubeni Aviation Corporation, we note the disclosure on page 35 of the proxy statement that states that each of the Marubeni Shareholders is, for purposes of Rule 13e-3, an affiliate of the Company.

Response: In response to the Staff’s comment, the Schedule 13E-3 has been amended to add Marubeni Aviation Holding Coöperatief U.A. (“MHC”) and Marubeni Aviation Corporation (“Marubeni Aviation”) as filing persons. We respectfully submit that Mizuho Leasing Company, Limited (“Mizuho”) should not be included as a filing person because Mizuho is not an affiliate of the Company, there are no agreements between Mizuho, on the one hand, and Marubeni, MHC, Marubeni Aviation or any of their affiliates, on the other hand, with respect to the voting or disposition of the shares of the Company that are owned by Marubeni, MHC and Marubeni Aviation and Mizuho does not have any rights of control over the Company. Additionally, the Company shares that are owned by Marubeni, MHC and Marubeni Aviation are not owned by Parent or Merger Sub, and Mizuho does not own any shares of the Company.

2.
Please refer to the following statement: “No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This assertion is inconsistent with the required attestation appearing at the outset of the signature pages, and otherwise may operate as an implied disclaimer for the entire filing except for the discrete portion of the disclosure specifically provided by each filing person. Please revise.

Response: In response to the Staff’s comment, the “Introduction” section on page 1 of the Schedule 13E-3 has been amended.

3.	Please refile Exhibits (c)(2) and (c)(3) in a manner that ensures that all slides contained in such presentations are clearly legible.

Response: In response to the Staff’s comment, Exhibits (c)(2) and (c)(3) to the Schedule 13E-3 have been refiled in a manner that ensures that all slides contained in such presentations are clearly legible.

U.S. Securities and Exchange Commission
Attn: David M. Plattner
January 15, 2020

Preliminary Proxy Statement on Schedule 14A

General

4.          Please fill in the blanks in the proxy statement.

Response:  In response to the Staff’s comment, the Company has filled in blanks throughout the Preliminary Proxy Statement to the extent practicable. To the extent that certain information has been omitted from Amendment No. 1 to the Preliminary Proxy Statement, the Company will fill in the omitted information in subsequent filings at or prior to the filing of the Definitive Proxy Statement as such information becomes available.

Termination, page 8

5.	We note the disclosure that refers to the “absence” of the Legal Restraints Condition (which is a defined term). Please revise the disclosure to clarify the meaning.

Response: In response to the Staff’s comment, the Company has revised “Summary Term Sheet—Termination” on page 9 of the Preliminary Proxy Statement and “The Merger Agreement—Termination” on page 79 of the Preliminary Proxy Statement.

6.
Please ensure that all capitalized terms, including “Legal Restraints Condition,” are defined the first time they are used, or otherwise provide an appropriate cross-reference to the relevant definition.

Response: In response to the Staff’s comment, the Company has revised the Preliminary Proxy Statement to ensure that all capitalized terms are defined the first time they are used, or otherwise provided an appropriate cross-reference to the relevant definition.

Form of Proxy

7.	Please remove the “[t]o consider and vote on” phrasing from the first proposal, as such language may confuse shareholders.

Response: In response to the Staff’s comment, the Company has removed the “[t]o consider and vote on” phrasing from the first proposal.

* * * * * * *

U.S. Securities and Exchange Commission
Attn: David M. Plattner
January 15, 2020

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning our responses or the filings to the undersigned at (212) 735-3050 or Tom Greenberg at (212) 735-7886.

Best regards,

/s/ Joseph A. Coco
Joseph A. Coco

cc:	Christopher L. Beers